UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 2

FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

31946M-10-3

(CUSIP Number)

William R. Lathan, Jr.

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

(252) 672-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 2 of 19 Pages

1	NAME OF REPORTING PERSONS FRANK B. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 718,674
	8	SHARED VOTING POWER 1,031,386
	9	SOLE DISPOSITIVE POWER 718,674
	10	SHARED DISPOSITIVE POWER 1,031,386
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 3 of 19 Pages

1	NAME OF REPORTING PERSONS ELLA ANN L. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,031,386
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,031,386
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,031,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 4 of 19 Pages

1	NAME OF REPORTING PERSONS FRANK B. HOLDING, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 297,961
	8	SHARED VOTING POWER 102,887
	9	SOLE DISPOSITIVE POWER 297,961
	10	SHARED DISPOSITIVE POWER 102,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 5 of 19 Pages

1	NAME OF REPORTING PERSONS HOPE H. BRYANT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 293,647
	8	SHARED VOTING POWER 255,777
	9	SOLE DISPOSITIVE POWER 293,647
	10	SHARED DISPOSITIVE POWER 255,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,424
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 6 of 19 Pages

1	NAME OF REPORTING PERSONS OLIVIA B. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 421,252
	8	SHARED VOTING POWER 88,468
	9	SOLE DISPOSITIVE POWER 421,252
	10	SHARED DISPOSITIVE POWER 88,468
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 509,720
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 7 of 19 Pages

1	NAME OF REPORTING PERSONS CLAIRE H. BRISTOW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 211,488
	8	SHARED VOTING POWER 105,480
	9	SOLE DISPOSITIVE POWER 211,488
	10	SHARED DISPOSITIVE POWER 105,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 8 of 19 Pages

1	NAME OF REPORTING PERSONS CARSON H. BRICE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 214,075
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 214,075
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

This Amendment No. 2 to Schedule 13D is filed to report changes in the reporting persons’ beneficial ownership of the Class A Common Stock of the Issuer, First Citizens BancShares, Inc., resulting from their receipt of additional shares of that stock in connection with the merger, effective October 1, 2014, of First Citizens Bancorporation, Inc. (“Bancorp”) into and with the Issuer and in exchange for shares of Bancorporation’s common stock held by them at the time of the merger.

Item 1.	Security and Issuer.

This Statement relates to the Class A Common Stock, $1 par value per share (“Class A Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2.	Identity and Background.

This statement is filed jointly by Frank B. Holding and his spouse, Ella Ann L. Holding, and their five adult children, Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow, and Carson H. Brice. The Reporting Persons are members of the same family, but each of them disclaims membership in a group. Their addresses are as follows:

Name	Address	Principal Occupation
Frank B. Holding	P.O. Box 1377 Smithfield, NC 27577	Retired; former Executive Vice Chairman and director of the Issuer and its subsidiary

Ella Ann L. Holding	P.O. Box 1377 Smithfield, NC 27577	Community Volunteer

Frank B. Holding, Jr.	4300 Six Forks Road Raleigh, NC 27609	Chairman and Chief Executive Officer of the Issuer and its subsidiary

Hope H. Bryant	4300 Six Forks Road Raleigh, NC 27609	Vice Chairman and Corporate Sales Executive of the Issuer and its subsidiary

Olivia B. Holding	P.O. Box 1352 Smithfield, NC 27577	Business manager

Claire H. Bristow	4300 Six Forks Road Raleigh, NC 27609	Commercial interior designer

Carson H. Brice	P. O. Box 1352 Smithfield, NC 27577	Community Volunteer

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Each of the Reporting Persons, and certain of the other individuals and entities listed in Item 5 below whose shares of Class A Common Stock may be deemed to be beneficially owned by one or more of the Reporting Persons, also was a shareholder of First Citizens Bancorporation, Inc. (“Bancorp”) which was merged into and with the Issuer effective October 1, 2014 (the “Merger”). In connection with the Merger, each of Bancorp’s shareholders became entitled to receive four shares of Class A Common Stock and $50.00 in cash for each of their shares of Bancorp common stock, unless they elected instead to receive 3.58 shares of Class A Common Stock and 0.42 shares of the Issuer’s Class B Common Stock which is a separate class of stock. Each of the Reporting Persons and those other individuals and entities that held Bancorp common stock are receiving Class A Common Stock and cash for each of their Bancorp shares. The additional shares of Class A Common Stock received by them in connection with the Merger are described in this Schedule 13D/A.

The shares of the Issuer’s Class A Common Stock previously held individually by Frank B. Holding and Ella Ann L. Holding were acquired with their personal funds. The shares previously held individually by Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow and Carson H. Brice were acquired primarily through gifts from their parents, Frank B. Holding and Ella Ann L. Holding, and in part with their personal funds, and shares previously held by their children were acquired through gifts from them and Frank B. Holding and Ella Ann L. Holding. Shares previously held by the various entities listed in the tables below were acquired by those entities with their separate funds or, in the case of the two charitable foundations, contributions by Frank B. Holding and Ella Ann L. Holding.

Item 4.	Purpose of the Transaction.

The additional shares of Class A Common Stock acquired by the Reporting Persons and other named individuals and entities were received in the Merger in exchange for their respective shares of Bancorp common stock. Frank B. Holding, Jr., Hope H. Bryant, and Claire H. Bristow’s spouse, Peter M. Bristow, serve as executive officers and directors of the Issuer and, therefore, participate with the Issuer’s management and Board of Directors in the making of policy, and the consideration of and taking of action on significant corporate events, involving the Issuer. Until April 29, 2014, Frank B. Holding served as Executive Vice Chairman and a director of the Issuer. However, shares of Class A Common Stock beneficially owned by each of them and by each of the other individuals and entities named in the tables below are held as described below for investment purposes.

Item 5.	Interest in Securities of the Issuer.

The following tables list shares of the Issuer’s Class A Common Stock as to which each of the Reporting Persons may be considered to have sole or shared voting and/or dispositive power as of the filing date of this Schedule 13D/A, and the percentage of the outstanding shares of the Issuer’s Class A Common Stock represented by the shares listed for each Reporting Person. In the aggregate, the reporting persons may be considered to beneficially own 3,587,960 shares of Class A Common Stock, or approximately 32.6% of the outstanding shares of that class. Other entities in which certain of the Reporting Persons are shareholders and serve as directors hold 341,963 shares of Class A Common Stock, or approximately 3.1% of the outstanding shares of the class. The Reporting Persons disclaim voting and dispositive power with respect to the shares held by those other entities. In addition to the shares of Class A Common Stock described in the tables below, the Reporting Persons may be considered to beneficially own, in the aggregate, approximately 69.8% of the outstanding shares of the Issuer’s Class B Common Stock, and other entities in which certain of the Reporting Persons are shareholders and serve as directors hold approximately 2.3% of the outstanding shares of that class. The Reporting Persons disclaim voting and dispositive power with respect to the shares held by those other entities.

All percentages of outstanding shares of Class A Common Stock and Class B Common Stock listed in this Schedule 13D/A are calculated based on the assumption that all of Bancorp’s shareholders will receive four shares of Class A Common Stock and cash in the Merger for their shares of Bancorp common stock and that no former shareholders of Bancorp will elect to instead receive a combination of 3.58 shares of Class A Common Stock and 0.42 shares of Class B Common Stock. Each of the Reporting Persons and the other listed individuals and entities that held Bancorp common stock are receiving Class A Common Stock and cash for each of their Bancorp shares. However, each other shareholder’s election may be made on or before December 5, 2014, and the exact numbers of outstanding shares of Class A Common Stock and Class B Common Stock following the Merger will depend on those other shareholders’ elections and will not be known until the election deadline has passed. To the extent that other former Bancorp shareholders elect to receive the combination of Class A Common Stock and Class B Common Stock for their Bancorp shares, the number of outstanding shares of Class A Common Stock following the Merger will be lower than the 11,023,462 shares assumed for purposes of the calculations in this Schedule 13D/A, and the percentages of outstanding Class A Common Stock beneficially owned by each of the Reporting Persons will be higher.

Frank B. Holding. Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 1,750,060 shares of Class A Common Stock, amounting to 15.9% of the outstanding Class A Common Stock (based on a total of 11,023,462 shares assumed to be outstanding following the Merger). As reflected in the table below, those shares include shares held (i) by Mr. Holding individually or in trusts, and (ii) by his spouse individually or in trusts.

	Shares Previously Held	Shares Acquired in Merger	Total Shares Held	Voting Power			Dispositive Power
Holder of Shares				Sole		Shared	Sole		Shared
Frank B Holding	635,990	25,684	661,674	661,674	(1)	-0-	661,674	(1)	-0-
Frank B. Holding Revocable Trust	-0-	7,400	7,400	7,400	(1)	-0-	7,400	(1)	-0-
Frank B. Holding Grantor Retained Annuity Trust	-0-	49,600	49,600	49,600		-0-	49,600		-0-
By spouse (2)	-0-	176,956	176,956	-0-		176,956	-0-		176,956
Ella Ann Holding Revocable Trust (2)	325,089	484	325,573	-0-		325,573	-0-		325,573
Ella Ann Holding Grantor Retained Annuity Trust (2)	357,261	171,596	528,857	-0-		528,857	-0-		528,857

Total	1,318,340	431,720	1,750,060	718,674		1,031,386	718,674		1,031,386

(1)	Two of Mr. Holding’s adult children, Frank B. Holding, Jr. and Olivia B. Holding, are attorneys-in-fact for Mr. Holding and act as co-trustees of his revocable trust. As a result, they may be considered to have shared voting and dispositive power with respect to these shares.
(2)	All shares are held separately by Mr. Holding’s spouse and by her as trustee of her trusts. While Mr. Holding may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, he has no such actual power. He disclaims beneficial ownership of the shares held by his spouse and her trusts, and this Schedule 13D/A shall not be construed as an admission that Mr. Holding is the beneficial owner of those shares.

Mr. Holding and his spouse each receives, or has the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by them, respectively. The distribution of dividends and sale proceeds from shares held by the trusts are determined based on the terms of the governing instruments of the trusts.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mr. Holding nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class A Common Stock, with the exception of their receipt of shares of Class A Common Stock in the Merger as described above, and a transfer of 325,089 shares to a revocable trust by Mr. Holding’s spouse.

Mr. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock as follows:

(a)	shares listed in the table above which are held by his spouse or her trusts, and shares listed in the other Reporting Persons’ tables below which are held by or for Mr. Holding’s adult children and their spouses and children;

(b)	an aggregate of 83,743 shares previously reported as beneficially owned by Mr. Holding which are held by two charitable foundations and by certain companies of which Mr. Holding and/or his spouse have equity interests, but of which Mr. Holding no longer serves as a director or officer as follows: Robert P. Holding Foundation – 64,480 shares; Ella Ann and Frank B; Holding Foundation – 3,231 shares; Holding Properties, LLC – 2,675 shares; E&F Properties, Inc. – 827 shares; and Twin States Farming, Inc. – 12,530 shares; and

(c)	an aggregate of 516,432 shares held by certain other corporations of which Mr. Holding and/or his spouse are shareholders but in which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly owned bank subsidiary - 241,963 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; and Yadkin Valley Company and its subsidiary –174,469 shares.

Ella Ann L. Holding. Mrs. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 1,031,386 shares of Class A Common Stock, amounting to 9.4% of the outstanding Class A Common Stock (based on a total of 11,023,462 shares assumed to be outstanding following the Merger).

Holder of Shares	Shares Previously Held	Shares Acquired in Merger	Total Shares Held	Voting Power		Dispositive Power
				Sole	Shared	Sole	Shared
Ella Ann L. Holding (1)	-0-	176,956	176,956	176,956	-0-	176,956	-0-
Ella Ann Holding Revocable Trust (1)	325,089	484	325,573	325,573	-0-	325,573	-0-
Ella Ann Holding Grantor Retained Annuity Trust (1)	357,261	171,596	528,857	528,857	-0-	528,857	-0-

Total	682,350	349,036	1,031,386	1,031,386	-0-	1,031,386	-0-

(1)	All shares also are listed in the table above for Mrs. Holding’s spouse, Frank B. Holding. However, all shares are held separately by Mrs. Holding and by her as trustee of her trusts. While Mr. Holding may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, Mr. Holding has no such actual power and disclaims voting and dispositive power with respect to the shares.

Mrs. Holding receives or has the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by her individually. The distribution of dividends and sale proceeds from shares held by the trusts are determined based on the terms of the governing instruments of the trusts.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mrs. Holding nor any of her trusts listed in the table above purchased or sold any shares of, or effected any other transactions in, Class A Common Stock, with the exception of their receipt of shares of Class A Common Stock in the Merger as described above, and a transfer by Mrs. Holding of 325,089 shares to her revocable trust.

Mrs. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock as follows:

(a)	shares listed in the other Reporting Persons’ tables above and below which are held by or for Mrs. Holding’s spouse and her adult children and their spouses and children;

(b)	an aggregate of 83,743 shares previously reported as beneficially owned by Mrs. Holding’s spouse, Frank B. Holding, which are held by two charitable foundations and by certain companies of which Mrs. Holding and/or her spouse have equity interests, but of which her spouse no longer serves as a director or officer as follows: Robert P. Holding Foundation – 64,480 shares; Ella Ann and Frank B; Holding Foundation – 3,231 shares; Holding Properties, LLC – 2,675 shares; E&F Properties, Inc. – 827 shares; Twin States Farming, Inc. – 12,530 shares; and

(c)	an aggregate of 516,432 shares held by certain other corporations of which Mrs. Holding and/or her spouse are shareholders but in which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly owned bank subsidiary — 241,963 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; and Yadkin Valley Company and its subsidiary – 174,469 shares.

Frank B. Holding, Jr. Mr. Holding, Jr. is, or may be deemed to be, the beneficial owner of an aggregate of 400,848 shares of Class A Common Stock, amounting to 3.6% of the outstanding Class A Common Stock (based on a total of 11,023,462 shares assumed to be outstanding following the Merger). As reflected in the table below, those shares include shares held (i) by Mr. Holding, Jr. individually and as beneficiary of a trust, (ii) by his spouse and children, and by him as custodian for his children, (iii) by him as co-trustee of a revocable trust for the benefit of his father, Frank B. Holding, and (iv) by two charitable foundations of which he serves as an officer and director and, as a result, may be considered to have shared voting and investment power.

Holder of Shares	Shares Previously Held	Shares Acquired in Merger	Total Shares Held	Voting Power		Dispositive Power
				Sole	Shared	Sole	Shared
Frank B Holding, Jr.	144,719	105,352	250,071	250,071	-0-	250,071	-0-
As beneficiary of trust	5,400	5,740	11,140	11,140	-0-	11,140	-0-
By spouse	5,625	2,620	8,245	-0-	8,245	-0-	8,245
By daughter	3,225	7,908	11,133	-0-	11,133	-0-	11,133
As custodian for daughter	1,644	17,756	19,400	19,400	-0-	19,400	-0-
By son	490	7,908	8,398	-0-	8,398	-0-	8,398
As custodian for son	974	16,376	17,350	17,350	-0-	17,350	-0-
As Co-Trustee	-0-	7,400	7,400	-0-	7,400	-0-	7,400
Robert P. Holding Foundation (1)	45,788	18,692	64,480	-0-	64,480	-0-	64,480
Ella Ann and Frank B. Holding Foundation (1)	2,091	1,140	3,231	-0-	3,231	-0-	3,231

Total	209,956	190,892	400,848	297,961	102,887	297,961	102,887

(1)	Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mr. Holding, Jr. serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations.

In addition to the shares listed in the table above, Mr. Holding, Jr. has been appointed as one of two attorneys-in-fact for his father, Frank B. Holding, and, as a result, he may be considered to have shared voting and dispositive power with respect to the total of 711,274 additional shares held by Frank B. Holding individually and through his grantor retained annuity trust. Those shares are not listed in Mr. Holding, Jr.‘s table or included in his percentage above.

Mr. Holding, Jr. receives or has the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by him individually or as a trust beneficiary, and his spouse and children receive or have the power to direct the receipt of dividends and sale proceeds from shares held by each of them individually. Mr. Holding, Jr., for the benefit of his children, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by him as custodian. The distribution of dividends and sale proceeds from shares held by Mr. Holding, Jr. as co-trustee is determined based on the terms of the governing instruments of the trust. The Foundations listed above receive, or their management has the power to direct the receipt of, dividends and sale proceeds from the shares they hold.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mr. Holding, Jr. nor any of the other holders of shares listed in the table above purchased or sold any shares, or effected any other transactions in, Class A Common Stock, with the exception of their receipt of shares of Class A Common Stock in the Merger as described above.

Mr. Holding, Jr. disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock as follows:

(a)	an aggregate of 16,060 shares held by a family member as trustee of an irrevocable trust for the benefit of his son; and

(b)	an aggregate of 529,789 shares held by certain other corporations of which Mr. Holding and/or his spouse are shareholders but of which neither he nor his spouse serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 241,963 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; Yadkin Valley Company and its subsidiary – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; and E&F Properties, Inc. – 827 shares.

Hope H. Bryant. Ms. Bryant is, or may be deemed to be, the beneficial owner of an aggregate of 549,424 shares of Class A Common Stock, amounting to 5.0% of the outstanding Class A Common Stock (based on a total of 11,023,462 shares assumed to be outstanding following the Merger). As reflected in the table below, those shares include shares held (i) by Ms. Bryant individually and as beneficiary of a trust, (ii) by her as custodian for her children and as trustee for the benefit of others, (iii) by various trusts for which she directs the assets of the trusts, and (iv) by two charitable foundations and three other entities of which she serves as an officer and director and, as a result, may be considered to have shared voting and investment power.

	Shares Previously Held	Shares Acquired in Merger	Total Shares Held	Voting Power		Dispositive Power
Holder of Shares				Sole	Shared	Sole	Shared
Hope H. Bryant	121,380	90,212	211,592	211,592	-0-	211,592	-0-
As beneficiary of trust	5,320	5,452	10,772	10,772	-0-	10,772	-0-
As custodian for son	125	18,664	18,789	18,789	-0-	18,789	-0-
As custodian for son	455	15,708	16,163	16,163	-0-	16,163	-0-
As custodian for son	1,016	15,784	16,800	16,800	-0-	16,800	-0-
By son	-0-	80	80	-0-	80	-0-	80
By son	-0-	80	80	-0-	80	-0-	80
By step-son	-0-	80	80	-0-	80	-0-	80
As Trustee	552	-0-	552	552	-0-	552	-0-
As Trustee	1,425	-0-	1,425	1,425	-0-	1,425	-0-
As Trustee	4,756	11,304	16,060	16,060	-0-	16,060	-0-
Various Trusts (1)	890	604	1,494	1,494	-0-	1,494	-0-
Ella Ann and Frank B. Holding Foundation (2)	2,091	1,140	3,231	-0-	3,231	-0-	3,231
Robert P. Holding Foundation (2)	45,788	18,692	64,480	-0-	64,480	-0-	64,480
Yadkin Valley Company and subsidiary (3)	18,845	155,624	174,469	-0-	174,469	-0-	174,469
E&F Properties, Inc. (3)	627	200	827	-0-	827	-0-	827
Twin States Farming, Inc. (3)	8,214	4,316	12,530	-0-	12,530	-0-	12,530

Total	211,484	337,940	549,424	293,647	255,777	293,647	255,777

(1)	Includes two trusts of which Mrs. Bryant is not a trustee but has the power to vote shares held by the trusts.
(2)	Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Ms. Bryant serves as an officer and one of five directors of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations.
(3)	Ms. Bryant is a shareholder and serves as an officer and director of E&F Properties, Inc., Twin States Farming, Inc. and Yadkin Valley Company and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by those entities.

Ms. Bryant and her children receive or have the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by her, individually or as a trust beneficiary, and by her children, respectively. She, for the benefit of her children, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by her as custodian. The distribution of dividends and sale proceeds from shares held by Ms. Bryant as trustee is determined based on the terms of the governing instruments of those trusts. Each of the entities listed above receives, or its management has the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, neither Ms. Bryant nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class A Common Stock, with the exception of their receipt of shares of Class A Common Stock in the Merger as described above.

Ms. Bryant disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock as follows:

(a)	an aggregate of 10,444 shares held by Ms. Bryant’s former spouse as custodian for their children; and

(b)	an aggregate of 341,963 shares held by other corporations of which Mrs. Bryant is a shareholder and a director as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 241,963 shares, and Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares.

Olivia B. Holding. Ms. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 509,720 shares of Class A Common Stock, amounting to 4.6% of the outstanding Class A Common Stock (based on a total of 11,023,462 shares assumed to be outstanding following the Merger). As reflected in the table below, those shares include shares held (i) by Ms. Holding individually and as beneficiary of a trust, (ii) by her as trustee of a total of nine irrevocable trusts for the benefit of others, (iii) by her as co-trustee of a revocable trust for the benefit of her father, Frank B. Holding, and (iv) by two charitable foundations and four other entities of which she serves as manager or as an officer and director and, as a result, may be considered to have shared voting and investment power.

	Shares Previously Held	Shares Acquired in Merger	Total Shares Held	Voting Power		Dispositive Power
Holder of Shares				Sole	Shared	Sole	Shared
Olivia B. Holding	136,895	146,132	283,027	283,027	-0-	283,027	-0-
As beneficiary of trust	5,100	5,444	10,544	10,544	-0-	10,544	-0-
As Trustee of Irrevocable Trusts	49,254	432	49,686	49,686	-0-	49,686	-0-
As Co-Trustee	-0-	7,400	7,400	-0-	7,400	-0-	7,400
As Trustee	2,520	-0-	2,520	2,520	-0-	2,520	-0-
Robert P. Holding Foundation (1)	45,788	18,692	64,480	-0-	64,480	-0-	64,480
Ella Ann and Frank B. Holding Foundation (1)	2,091	1,140	3,231	-0-	3,231	-0-	3,231
Holding Properties, LLC (2)	1,675	1,000	2,675	2,675	-0-	2,675	-0-
E&F Properties, Inc. (2)	627	200	827	-0-	827	-0-	827
Twin States Farming, Inc. (2)	8,214	4,316	12,530	-0-	12,530	-0-	12,530
ECHB, LLC (2)	-0-	72,800	72,800	72,800	-0-	72,800	-0-

Total	252,164	257,556	509,720	421,252	88,468	421,252	88,468

(1)	Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Ms. Holding serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations.
(2)	Ms. Holding serves as Manager of Holding Properties, LLC and ECHB, LLC, and as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc., and, as a result, may be considered to have sole voting and/or dispositive power with respect to shares held by those limited liability companies and shared voting and/or dispositive power with respect to shares held by those corporations.

In addition to the shares listed in the table above, Ms. Holding has been appointed as one of two attorneys-in-fact for her father, Frank B. Holding, and, as a result, she may be considered to have shared voting and investment authority with respect to the total of 711,274 additional shares held by him individually and through his grantor retained annuity trust. Those shares are not listed in Ms. Holding’s table or included in her percentage above.

Ms. Holding receives or has the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by her individually or as a trust beneficiary. The distribution of dividends and sale proceeds from shares held by Ms. Holding as trustee or co-trustee is determined based on the terms of the governing instruments of those trusts. Each of the entities listed above receives, or their respective officers and directors or manager have the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, neither Ms. Holding nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class A Common Stock, with the exception of their receipt of shares of Class A Common Stock in the Merger as described above.

Ms. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock as follows:

(a)	an aggregate of 241,963 shares held by a corporation, Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary, of which Ms. Holding is a shareholder and a director; and

(b)	an aggregate of 274,469 shares held by certain other corporations of which Ms. Holding is a shareholder but does not serve as a director or officer as follows: Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; and Yadkin Valley Company and its subsidiary – 174,469 shares.

Claire H. Bristow. Mrs. Bristow is, or may be deemed to be, the beneficial owner of an aggregate of 316,968 shares of Class A Common Stock, amounting to 2.9% of the outstanding Class A Common Stock (based on a total of 11,023,462 shares assumed to be outstanding following the Merger). As reflected in the table below, those shares include shares held (i) by Mrs. Bristow individually and as beneficiary of a trust, (ii) by her spouse individually and as custodian and trustee for the benefit of their children, (iii) by three limited liability companies managed by her spouse and beneficially owned by their children, (iv) and by various trusts for which her spouse directs the assets of the trusts.

	Shares Previously Held	Shares Acquired in Merger	Total Shares Held	Voting Power		Dispositive Power
Holder of Shares				Sole	Shared	Sole	Shared
Claire H. Bristow	92,862	101,764	194,626	194,626	-0-	194,626	-0-
As beneficiary of trust	5,410	5,448	10,858	10,858	-0-	10,858	-0-
By spouse (1)	125	6,332	6,457	-0-	6,457	-0-	6,457
By spouse as custodian for son (1)	549	10,096	10,645	-0-	10,645	-0-	10,645
By spouse as custodian for daughter (1)	549	10,004	10,533	-0-	10,553	-0-	10,553
By spouse as custodian for daughter (1)	549	9,848	10,397	-0-	10,397	-0-	10,397
By spouse as Trustee for son (1)(2)	14,641	4,400	19,041	-0-	19,041	-0-	19,041
By spouse as Trustee for daughter (1)(2)	14,641	4,400	19,041	-0-	19,041	-0-	19,041
By spouse as Trustee for daughter (1)(2)	14,641	4,400	19,041	-0-	19,041	-0-	19,041

	Shares Previously Held	Shares Acquired in Merger	Total Shares Held	Voting Power		Dispositive Power
Holder of Shares				Sole	Shared	Sole	Shared
By PMB Investments LLC (1)(3)	890	5,216	6,106	-0-	6,106	-0-	6,106
By CRB Investments LLC (1)(3)	390	1,764	2,154	-0-	2,154	-0-	2,154
By EHB Investments LLC (1)(3)	365	1,680	2,045	-0-	2,045	-0-	2,045
By Various Trusts (1)(4)	5,220	784	6,004	6,004	-0-	6,004	-0-

Total	150,832	166,136	316,968	211,488	105,480	211,488	105,480

(1)	All shares are held separately by Mrs. Bristow’s spouse and by him as custodian, trustee of trusts or manager of limited liability companies for the benefit of their children, or with voting power over shares held by other trusts. While Mrs. Holding may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, she has no such actual power. She disclaims beneficial ownership of the shares held by her spouse, and this Schedule 13D/A shall not be construed as an admission that Mrs. Holding is the beneficial owner of those shares.
(2)	In the case of each trust, Mrs. Bristow’s spouse serves as trustee and one of their children is the income beneficiary.
(3)	In the case of each limited liability company, Mrs. Bristow’s spouse serves as manager and one of their children is the majority owner.
(4)	Includes two trusts of which Mrs. Bristow’s spouse is not a trustee but has the power to vote shares held by the trusts.

Mrs. Bristow receives or has the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by her individually or as a trust beneficiary. Mrs. Bristow’s spouse, for the benefit of their children, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by him as custodian. The distribution of dividends and sale proceeds from shares held by Mrs. Bristow’s spouse as trustee for their children, and by the limited liability companies, is determined by Mrs. Bristow’s spouse, as trustee or manager and are based on the terms of the governing instruments of those entities. The distribution of dividends and sale proceeds from various trusts where Mrs. Bristow’s spouse directs the assets of the trusts are determined by the trustees based on the terms of the governing instruments of the trusts.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mrs. Bristow nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class A Common Stock, with the exception of their receipt of shares of Class A Common Stock in the Merger as described above.

Mrs. Bristow disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock as follows:

(a)	3,231 shares held by the Ella Ann and Frank B. Holding Foundation of which Mrs. Bristow serves as one of five directors but not as an officer; and

(b)	an aggregate of 529,789 shares held by certain other corporations of which Mrs. Bristow and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 241,963 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; Yadkin Valley Company and its subsidiary – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; and E&F Properties, Inc. – 827 shares.

Carson H. Brice. Mrs. Brice is, or may be deemed to be, the beneficial owner of an aggregate of 214,075 shares of Class A Common Stock, amounting to 1.9% of the outstanding Class A Common Stock (based on a total of 11,023,462 shares assumed to be outstanding following the Merger). As reflected in the table below, those shares include shares held (i) by Mrs. Brice individually and as beneficiary of a trust, and (ii) by her as custodian for her children.

	Shares Previously Held	Shares Acquired in Merger	Total Shares Held	Voting Power		Dispositive Power
Holder of Shares				Sole	Shared	Sole	Shared
Carson H. Brice	89,440	104,428	193,868	193,868	-0-	193,868	-0-
As beneficiary of Trust	5,200	5,452	10,652	10,652	-0-	10,652	-0-
As custodian for son	325	3,260	3,585	3,585	-0-	3,585	-0-
As custodian for daughter	125	2,860	2,985	2,985	-0-	2,985	-0-
As custodian for daughter	125	2,860	2,985	2,985	-0-	2,985	-0-

Total	95,215	118,860	214,075	214,075	-0-	214,075	-0-

Mrs. Brice receives or has the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by her individually or as a trust beneficiary. She receives or has the power to direct the receipt of dividends and sale proceeds, for the benefit of her children, from the shares held by her as custodian.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mrs. Brice nor any of the other holders of shares listed in the table above effected any transactions in Class A Common Stock, with the exception of their receipt of shares of Class A Common Stock in the Merger as described above.

Mrs. Brice disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock as follows:

(a)	an aggregate of 49,686 shares held by a family member as trustee of irrevocable trusts for the benefit of her children;

(b)	an aggregate of 67,711 shares held by the Robert P. Holding Foundation and the Ella Ann and Frank B. Holding Foundation, each of which Mrs. Brice serves as one of five directors but not as an officer; and

(c)	an aggregate of 602,589 shares held by certain entities of which Mrs. Brice and/or her spouse are shareholders but of which neither of them serves as a director, officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 241,963 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; and Yadkin Valley Company and its subsidiary – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; E&F Properties, Inc. – 827 shares, and ECHB, LLC–72,800 shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2014

/S/ Frank B. Holding
Frank B. Holding

/S/ Ella Ann L. Holding
Ella Ann L. Holding

/S/ Frank B. Holding, Jr.
Frank B. Holding, Jr.

/S/ Hope H. Bryant
Hope H. Bryant

/S/ Olivia B. Holding
Olivia B. Holding

/S/ Claire H. Bristow
Claire H. Bristow

/S/ Carson H. Brice
Carson H. Brice